ANDERSEN GROUP, INC.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED

FINANCIAL INFORMATION

The unaudited pro forma consolidated condensed financial information of Andersen Group, Inc. ("Andersen" or the "Company") on pages F-2 through F-9 gives effect to the sale of substantially all of the net assets of The J.M. Ney Company ("JM Ney") to Deringer Mfg. Company ("Deringer") and the payment of JM Ney's bank debt. The accompanying unaudited pro forma consolidated condensed financial information also gives effect to the sale of a real estate property sold December 21, 2001 by the Company's wholly-owned subsidiary, Andersen Realty, Inc. (and at November 30, 2001 was classified as "Asset held for sale" in the Company's consolidated balance sheet), and the related payment of the Company's debt obligations which are secured by the real estate which was sold in December 2001. The unaudited pro forma condensed financial information should be read in conjunction with the historical consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended February 28, 2001, and the Quarterly Report on Form 10-Q for the nine months ended November 30, 2001.

The unaudited pro forma consolidated condensed Statements of Operations for the nine months ended November 30, 2001 and for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 give pro forma effect to the sale of JM Ney as if it had occurred as of March 1, 1998. The unaudited proforma condensed Statements of Operations for the nine months ended November 30, 2001 and for the year ended February 28, 2001 also give pro forma effect to the sale of Andersen Realty's real estate property as if it had occurred as of March 1, 2000. The Unaudited Pro Forma Consolidated Condensed Balance Sheet gives pro forma effect to the sales of JM Ney and the real estate property, and the repayment of related debt obligations as if they occurred on November 30, 2001.

No income tax benefit has been reflected in the unaudited proforma consolidated income statements because, based upon the weight of available evidence, it is more likely than not that no income tax benefit would have been realized without the taxable income generated by JM Ney during the periods presented.

The unaudited pro forma consolidated condensed financial statements do not purport to be indicative of the results of operations or the financial position of the Company that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented or which may be obtained in the future. The unaudited pro forma financial statements do not reflect any anticipated cost savings or additional costs that may be realized or incurred or are anticipated from the sale of JM Ney or the real estate property, and there can be no assurances that any such cost savings or additional costs may occur. The pro forma adjustments are described in the accompanying notes and are based on available information and certain assumptions that the Company believes are reasonable.

The accompanying pro forma information may not necessarily reflect the actual results that may occur upon the closing of the sale of certain assets of JM Ney to Deringer. Among the factors that could cause actual results to differ from these pro forma condensed consolidated financial statements are a) the market price for precious metals may be different than the November 30, 2001 market prices utilized in preparing the pro forma financial statements, b) the amount of inventory on hand or not subject to consignment borrowings may be different than November 30, 2001 amounts, c) expenses of the transaction may differ from the amounts estimated herein and d) the timing of the closing of the transaction and the extent, if any, that LIFO gains are recognized in a different accounting period than the closing of the sale.

ANDERSEN GROUP, INC.

Pro Forma Consolidated Balance Sheet

(In thousands, except per share data)

(Unaudited)

			As of November 30, 2001
	Historical Balances	Net Assets Sold Note (a)	Pro Forma Adjustments Note (b)	Pro Forma Subtotals	Sale of Real Estate Note (c)	Pro Forma Totals

Cash and cash equivalents	$ 635		$ 4,575	$5,210	$ 463	$ 5,673
Marketable securities	152			152		152
Accounts and other receivables	3,319			3,319		3,319
Inventories	1,958	(3,526)	1,605	37		37
Asset held for sale	1,692			1,692	(1,692)	-
Prepaid expenses and other current assets	568	(151)		417		417
Deferred Income Taxes			108	108	304	412
	------------	----------------	--------------	--------------	--------------	-------------
Total current assets	8,324	(3,677)	6,288	10,935	(925)	10,010

Property, plant and equipment, net	6,621	(2,932)		3,689		3,689
Prepaid pension expense	4,765			4,765		4,765
Investment in Moscow Broadband Communication Ltd.	2,760			2,760		2,760
Other assets	1,037	(127)	600	1,510		1,510
	------------	----------------	--------------	--------------	-------------	-------------
Total assets	$ 23,507	$ (6,736)	$ 6,888	23,659	$ (925)	$ 22,734
	=======	=========	=========	=========	=======	=======

Current maturities of long-term debt	$ 444	$ (14)		430		$ 430
Notes payable to officer, net of unamortized discount	1,000			1,000	(1,000)	-
Short-term borrowings	-			-		-
Accounts payable	509			509		509
Accrued liabilities	1,369	(250)		1,119	75	1,194
Deferred income taxes	546		(546)	-		-
	------------	----------------	--------------	--------------	------------	-------------
Total current liabilities	3,868	(264)	(546)	3,058	(925)	2,133
Long-term debt, less current maturities	2,158			2,158		2,158
Subordinated note payable, net of unamortized discount	1,488		(1,488)	-		-
Other liabilities	1,838		(205)	1,633		1,633
Deferred income taxes	1,342		64	1,406		1,406
	------------	- ---------------	--------------	--------------	------------	-------------
	10,694	(264)	(2,175)	8,255	(925)	7,330
	------------	----------------	--------------	--------------	------------	-------------
Stockholders' equity
Cumulative convertible preferred stock	3,497			3,497		3,497
Common stock	21			21		21
Additional paid-in capital	6,568		105	6,673		6,673
Retained earnings	2,727		2,486	5,213		5,213
	-----------	---------------	--------------	--------------	------------	-------------
Total liabilities	12,813	-	2,591	15,404		15,404
	------------	---------------	--------------	--------------	------------	-------------
	$ 23,507	$ (264)	$ 416	23,659	$ (925)	$ 22,734
	=======	=========	========	========	=======	=======

Andersen Group, Inc.

Unaudited Pro Forma Consolidated Condensed Statements of Operations

For the Nine Months Ended November 30, 2001

(In thousands, except per share date)

(Unaudited)

		Less			Less
	Historical	Historical	Pro forma	Pro Forma	Discontinued	Pro Forma
	Amounts	JM Ney Note f	Adjustments Notes d and e	Subtotals	Real Estate	Totals

Sales and revenues:
Net sales	$ 21,746	(21,746)	$ -	-		$ -
Investment and other income	460	7	217	684	(254)	430
	--------------	--------------	--------------	--------------	--------------	--------------
	22,206	(21,739)	217	684	(254)	430
	--------------	--------------	--------------	--------------	--------------	--------------
Costs and expenses:
Cost of sales	15,797	(15,797)		-		-
Selling, general and administrative	3,568	(2,268)	22	1,322	(396)	926
Research and development	1,450	(1,450)		-		-
Loss on asset held for sale	197	-		197	(197)	-
Interest expense	924	(624)		300	(67)	233
	--------------	--------------	--------------	--------------	--------------	--------------
	21,936	(20,139)	22	1,819	(660)	1,159
	--------------	--------------	--------------	--------------	--------------	--------------
Income before equity in losses of
unconsolidated subsidiary and income taxes	270	(1,600)	195	(1,135)	406	(729)
Equity in losses of Moscow Broadband	(594)			(594)		(594)
	--------------	--------------	--------------	--------------	--------------	--------------

Loss before income taxes	(324)	(1,600)	195	(1,729)	406	(1,323)
Income tax (benefit)	103	(608)	351	(154)	154	-
	--------------	--------------	--------------	--------------	--------------	--------------

Net loss from continuing operations	$ (427)	$ (992)	$ (156)	$ (1,575)	$ 252	$ (1,323)
	=======	=======	========	========	========	========

ANDERSEN GROUP, INC.

Unaudited Pro Forma Consolidated Condensed Statements of Operations

For the Year Ended February 28, 2001

(In thousands, except per share data)

(Unaudited)
					Less
	Historical	Less	Pro Forma	Pro Forma	Discontinued	Pro Forma
	Amounts	JM Ney Note f	Adjustments Notes d and e	Subtotals	Real Estate	Totals

Sales and revenues:
Net sales	$ 39,462	$ (39,462)	$ -	$ -	$ -	$ -
Investment and other income	696	2	290	988	(445)	543
	------------	------------	--------------	--------------	---------------	----------
	40,158	(39,460)	290	988	(445)	543
	-------------	------------	--------------	--------------	---------------	---------
Costs and expenses:
Cost of sales	30,679	(30,679)		-		-
Selling, general and administrative	6,078	(4,273)	40	1,845	(606)	1,239
Research and development	2,348	(2,348)		-		-
Restructuring costs	256	(256)		-		-
Interest expense	1,971	(1,521)		450	(89)	361
	-------------	-------------	--------------	--------------	---------------	---------
	41,332	(39,077)	40	2,295	(695)	1,600
	-------------	------------	--------------	--------------	---------------	---------
Income before equity in losses of
unconsolidated subsidiary and income taxes	(1,174)	(383)	250	(1,307)	250	(1,057)

Equity in losses of Moscow Broadband	(730)			(730)		(730)
	-------------	------------	--------------	--------------	--------------	-----------

Loss before income taxes	(1,904)	(383)	250	(2,037)	250	(1,787)

Income tax (benefit)	(281)	(146)	332	(95)	95	-
	--------------	---------------	--------------	--------------	--------------	----------

Net loss from continuing operations	(1,623)	(237)	(82)	(1,942)	155	(1,787)

	=======	=======	=======	=======	=======	=======

ANDERSEN GROUP, INC.

Unaudited Pro Forma Consolidated Condensed Statements of Operations

For the Year Ended February 29, 2000

(In thousands, except per share data)

(Unaudited)

	Historical	Less	Pro forma	Pro Forma
	Amounts	JM Ney Note f	Adjustments Notes d and e	Totals

Sales and revenues:
Net sales	$ 28,844	$ (28,844)	$ -	$ -
Investment and other income	1,467	(205)	290	1,552
	--------------	--------------	--------------	--------------
	30,311	(29,049)	290	1,552
	--------------	--------------	--------------	--------------
Costs and expenses:
Cost of sales	21,181	(21,181)		-
Selling, general and administrative	6,815	(4,360)	48	2,503
Research and development	2,203	(2,203)		-
Interest expense	1,725	(1,300)	(1)	424
	--------------	--------------	--------------	--------------
	31,924	(29,044)	47	2,927
	--------------	--------------	--------------	--------------
Income before equity in losses of
unconsolidated subsidiary and income taxes	(1,613)	(5)	243	(1,375)
Income tax (benefit)	(626)	(2)	628	-
	--------------	--------------	--------------	--------------

Net loss from continuing operations	(987)	(3)	(385)	(1,375)
	=======	========	=======	=======

ANDERSEN GROUP, INC.

Unaudited Pro Forma Consolidated Condensed Statements of Operations

For the Year Ended February 28, 1999

(In thousands, except per share data)

(Unaudited)

	Historical	Less	Pro Forma
	Amounts	JM Ney Note f	Adjustments Notes d and e	Pro Forma

Sales and revenues:
Net sales	$ 26,838	$ (26,838)	$ -	$ -
Investment and other income	(3,238)	1	290	(2,947)
	-----------	-------------	------------	------------
	23,600	(26,837)	290	(2,947)
	-----------	-------------	------------	------------
Costs and expenses:
Cost of sales	18,255	(18,255)		-
Selling, general and administrative	6,170	(4,136)	(436)	1,598
Research and development	1,888	(1,888)		-
Interest expense	1,735	(1,228)		507
	-----------	--------------	------------	------------
	28,048	(25,507)	(436)	2,105
	-----------	--------------	------------	-----------
Loss from continuing operations before
income taxes	(4,448)	(1,330)	726	5,052

Income tax (benefit)	(1,484)	(505)	1,990	-
	-----------	--------------	------------	------------

Net loss from continuing operations	$ (2,964)	$ (825)	$ (1,264)	$ (5,052)
	=======	=======	========	=======

ANDERSEN GROUP, INC.

Notes to Unaudited Pro Forma Consolidated Condensed

Financial Statements

(In thousands, except per share data)

a) Reflects the net assets of JM Ney to be sold to Deringer.

b) Reflects the pro forma proceeds, use of proceeds and adjustments from the sale of assets:

Cash	JM Ney
Proceeds from sale:
Base amount, per contract	$ 5,269
Fixed asset additions	178
Value of purchased inventory	6,151
Value of Purchased Prepaid Expenses	104
Principal component of liabilities assumed	(14)
Value of Hired Employee Vacation Accrual	(250)
----------
Gross proceeds	11,438
Escrow - long term, included within "Other Assets"	600
-----------
Cash proceeds available at closing	$10,838
-----------
Use of proceeds:
Professional and other expenses of the sale	(370)
Purchase of bank warrants	(100)
Purchase of stock options	(200)
Severance payments	(600)
---------
(1,270)
Payment of precious metal consignment leases (netted in Inventory)	(1,605)
Payment of subordinated note payable	(1,500)
Payment of note payable to officer	-
Payment of income taxes	(1,888)
---------
Total uses of proceeds	(6,263)
---------
Cash proceeds, net of escrow cash	$ 4,575
=====
Deferred income taxes
Increase in net current deferred income tax benefit	$654
Increase in net noncurrent deferred income tax liability	(64)
---------
Net deferred income tax benefit	$590
---------
Subordinated note payable
Payment of subordinated note payable	$(1,500)
Pro forma write-off of unamortized discount	12
---------
Pro forma change in subordinated note payable, net	$(1,488)
-----------

Additional paid-in capital
Estimated payment for bank warrants	$(100)
Adjustment for reduction of minority interest, included in Other liabilities	205
-----------
$105
-----------
Retained earnings
Gross proceeds from sale	$11,438
Book value of assets sold	(6,472)

Expense of sale:
Professional and other expenses of the sale	(370)
Severance payments	(600)
Purchase of stock options	(200)
Write-off of unamortized discount on subordinated note	(12)
-----------
3,784
Income tax expense:
Current income tax expense	(1,888)
Deferred income tax benefit	590
-----------
Net change in retained earnings	$2,486
======
  Reflects the pro forma proceeds, use of proceeds and adjustments from the sale of Real Estate.
Cash
Gross selling price	$ 1,900
Expenses of sale	(208)
-----------
Subtotal - recorded value of asset held for sale	1,692
Payment of note payable to officer	(1,000)
Income tax payments	(229)
-----------
Net pro forma change in cash	$ 463
======
Deferred income taxes/Accrued liabilities
Payment of income taxes	$ (229)
Increase of income taxes payable from change in net deferred tax asset	304
-----------
Net change in accrued liabilities	$ 75
=====

  Reflects pro forma adjustments in investment and other income, general and administrative expenses and interest expense as a result of the sale of JM Ney.

	Nine months ended	Year ended	Year ended	Year ended
	November 30, 2001	February 28, 2001	February 29, 2000	Feburary 28, 1999
Investment and other income:
Rental income from lease of JM Ney's property	$ 217	$ 290	$ 290	$ 290
	========	=========	========	========
Selling, general and administrative expenses:
Add back depreciation of JM Ney's real estate being retained	$ 175	$ 232	$ 232	$ 232
Add back of historical pension expense (income)	72	108	116	(368)
Pro forma pension income from reduction of employees accruing service benefits	(225)	(300)	(300)	(300)
	-------------	---------------	------------	--------------
	$ 22	$ 40	$ 48	$ (436)
	========	========	=======	========

  Reflects adjustment of provision (benefit) for income taxes as a result of pro forma adjustments. Not ax benefit has been recorded, due to the valuation allowances against pro forma unrealizable net operating loss carryforwards.
	Nine months ended	Year ended	Year ended	Year ended
	November 30, 2001	February 28, 2001	February 29, 2000	February 28, 1999

Income tax expense (benefit) of pro forma pre tax income	$ 130	$ 127	$ 92	$ 276
Add: valuation allowance	221	205	447	1,714
	--------------	--------------	--------------	--------------
Pro forma adjustment to income tax expense	$ 351	$ 332	$ 539	$ 1,990
	=========	=========	=========	=========

No income tax benefit has been reflected in the unaudited proforma consolidated income statements because, based upon the weight of available evidence, it is more likely than not that no income tax benefit would have been realized without the taxable income generated by JM Ney during the periods presented.

f) The pro forma adjustments to the Company's historical Statements of Operations on pages F-3 through F-6 labeled "Less JM Ney" represent JM Ney's historical results of operations as separately disclosed on page F-

10 though F-22, with the exception that intercompany management fees and interest, and the related income tax effects thereof have been omitted. These represent intercompany expenses recorded by JM Ney that are recorded as income on the Company's books and eliminated in the consolidation of the Company's consolidated financial statements. Accordingly, since these charges will not continue after the sale of JM

Ney's assets, and they do not represent allocations of items that will remain with the Company after the sale,

there is no need to have these charges presented as adjustments to arrive at pro forma totals.

The J.M. Ney Company

(a wholly-owned subsidiary of Andersen Group, Inc.)

Balance Sheets

(In Thousands)

(Unaudited)

ASSETS	November 30,	February 28,	February 29,
	2001	2001	2000
Current assets:
Cash and cash equivalents	$ 214	$ 460	$ 660
Marketable securities	-	56	75
Accounts and other receivables less allowances $96, $77, and $111, respectively	3,249	5,346	4,463
Inventories	1,958	6,614	8,019
Prepaid expenses and other assets	548	686	239
Intercompany receivable from parent	155	-	-
	---------------	-------------------	-----------------
Total current assets	6,124	13,162	13,456

Property, plant and equipment, net	6,618	7,262	7,958
Prepaid pension expense	4,765	4,809	4,917
Other assets	355	538	1,017
	--------------	-----------------	-----------------
	$ 17,862	$ 25,771	$ 27,348
	=========	===========	==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$ 14	$ 96	$ 100
Short term borrowings	-	1,500	3,053
Accounts payable	366	651	726
Other current liabilities	1,043	1,150	1,079
Current deferred income taxes	527	901	1,399
Intercompany payable to parent	-	990	563
	---------------	------------------	----------------
Total current liabilities	1,950	5,288	6,920
Long-term debt, less current maturities	-	9	105
Subordinated note payable, net of unamortized discount	1,488	7,388	7,358
Other liabilities	992	990	1,026
Deferred income taxes	1,699	1,448	824
Note payable and other long term payable to parent	5,182	4,573	4,573
	----------------	------------------	----------------
Total liabilities	11,311	19,696	20,806
	-------------	---------------	-------------
Stockholders' equity:
Common stock	9	9	9
Additional paid-in capital	37	37	62
Accumulated other comprehensive loss	-	(47)	-
Retained earnings	6,505	6,076	6,471
	---------------	--------------------	-----------------
Total stockholders' equity	6,551	6,075	6,542
	---------------	-------------------	----------------
	$ 17,862	$ 25,771	$ 27,348
	==========	============	===========

The accompanying notes are an integral part of these financial statements.

THE J.M. NEY COMPANY

(a wholly-owned subsidiary of Andersen Group, Inc.)

Statements of Operations

For the years ended February 28, 2001, February 29, 2000 and February 28, 1999

and for the Nine Months ended November30, 2001

(In thousands, except per share data)

(Unaudited)

	Nine Months ended	Year ended	Year ended	Year ended
	November 30,	February 28,	February 29,	February 28,
	2001	2001	2000	1999

Sales and revenues:
Net sales	$ 21,746	$ 39,462	$ 28,844	$ 26,838
Investment and other income	(7)	(2)	205	(1)
	--------------	--------------	--------------	--------------
	21,739	39,460	29,049	26,837
	--------------	--------------	--------------	--------------
Costs and expenses:
Cost of sales	15,797	30,679	21,181	18,255
Selling, general and administrative	2,268	4,273	4,360	4,136
Research and development	1,450	2,348	2,203	1,888
Restructuring costs	-	256	-	-
Interest expense	624	1,521	1,300	1,228
Management fees and interest
to parent	833	1,020	920	820
	--------------	--------------	--------------	------------
	20,972	40,097	29,964	26,327
	--------------	--------------	--------------	------------

Income (loss) before income taxes	767	(637)	(915)	510

Income tax expense (benefit)	291	(242)	(348)	194
	---------------	---------------	---------------	-------------

Net income before cumulative effect-type accounting adjustment	476	(395)	(567)	316
Cumulative effect-type accounting
adjustment, net of tax	(47)	-	-	-
	---------------	--------------	--------------	--------------

Net income (loss)	$ 429	$ (395)	$ (567)	$ 316
	=========	=========	=========	========

The accompanying notes are an integral part of these unaudited financial statements.

THE J.M. NEY COMPANY

(a wholly-owned subsidiary of Andersen Group, Inc.)

Statements of Cash Flows

For the years ended February 28, 2001, February 29, 2000 and February 28, 1999

and for the Nine Months ended November 30, 2001

(In thousands, except per share data)

(Unaudited)

	Nine months	Year	Year	Year
	ended	ended	ended	ended
	November 30, 2001	February 28, 2001	February 29, 2000	February 28, 1999

Net income (loss)	$ 429	$ (395)	$ (569)	$ 316

Depreciation, amortization and interest accretion	1,103	1,393	1,316	1,277
Deferred income taxes	(123)	126	(308)	(181)
Loss on disposal of property, plant and equipment	-	31	-	-
Loss (gain) from marketable securities	19	-	(2)	300
Pension expense (income)	44	108	116	(368)

Change in:
Accounts and note receivable	2,097	(883)	(595)	751
Inventory	4,656	1,405	(198)	255
Prepaid expenses and other assets	146	(329)	(230)	54
Accounts payable	(285)	(75)	224	(153)
Accrued liabilities and other long-term obligations	(58)	(12)	1	(603)
Intercompany liability to parent	(536)	427	127	167
	----------------	---------------	--------------	--------------
Cash provided by (used in ) operations	7,492	1,796	(118)	1,815
	----------------	----------------	--------------	-------------

Purchase of property and equipment	(184)	(337)	(2,118)	(1,680)
Purchase of short term investments	-	(4)	(22)	(398)
Proceeds from sale of short term investments	37	23	47	-
	----------------	---------------	--------------	--------------
Cash used in investing activities	(147)	(318)	(2,093)	(2,078)
	----------------	---------------	--------------	--------------

Principal payments on long-term debt	(6,091)	(100)	(129)	(154)
Proceeds from (payments of) short-term borrowings	(1,500)	(1,553)	2,089	268
Payments from exercise of stock options	-	(25)	(16)	-
	----------------	---------------	-------------	-------------
Cash (used in) provided by financing activities	(7,591)	(1,678)	1,944	114
	----------------	---------------	-------------	-------------

Net decrease in cash and cash equivalents	(246)	(200)	(267)	(149)

Cash and cash equivalents, beginning of the period	460	660	927	1,076
	---------------	----------------	---------------	---------------

Cash and cash equivalents, end of the period	$ 214	$ 460	$ 660	$ 927
	=========	=========	=========	=========

The accompanying notes are an integral part of these unaudited financial statements.

THE J.M. NEY COMPANY

(a wholly-owned subsidiary of Andersen Group, Inc.)

Statements of Changes in Shareholder's Equity

For the years ended February 28, 2001, February 29, 2000 and February 28, 1999

and for the Nine Months ended November 30, 2001

(In thousands, except per share data)

(Unaudited)

					Accumulated
	Common Stock	Common Stock	Additional Paid-in	Retained	Other Comprehensive	Total Shareholder's
	Shares	Amount	Capital	Earnings	Loss	Equity

Balance February 28, 1998	850,000	$ 9	$ 78	$ 6,722		$ 6,809

Net income				316		316
	-----------	----------	-----------	---------	------------	---------

Balance February 28, 1999	850,000	$ 9	$ 78	$ 7,038	$ -	$ 7,125

Net loss				(567)		(567)
Payment for settlement of stock options			(16)			(16)
	-----------	----------	-----------	---------	-----------	-----------

Balance February 29, 2000	850,000	$ 9	$ 62	$ 6,471	$ -	$ 6,542

Net loss				(395)		(395)
Payment for settlement of stock options			(25)			(25)
Unrealized losses on precious metals
hedging					(47)	(47)
	----------	----------	----------	--------	-------------	----------

Balance February 28, 2001	850,000	$ 9	$ 37	$ 6,076	$ (47)	$ 6,075

Net income				429		429
Realization of losses through
income statement					47	47
	----------	-----------	-------------	---------	-----------	----------

Balance November 30, 2001	850,000	$ 9	$ 37	$ 6,505	$ -	$ 6,551
	=======	======	=======	======	=======	======

The accompanying notes are an integral part of these unaudited financial statements.

The J.M. Ney Company

(a wholly-owned subsidiary of Andersen Group, Inc.)

Notes to Financial Statements

Nine Months ended November 30, 2001, and

Years ended February 28, 2001, February 29, 2000, and February 28, 1999

(Unaudited)

(1) Nature of Business

The J.M. Ney Company (the Company) manufactures electronic connectors, components and precious metal materials for sale to the automotive, telecommunications, defense, semiconductor, and medical and dental markets. The Company is wholly-owned by Andersen Group, Inc. (Andersen), a publicly traded diversified holding company which also invests in both marketable and other securities of domestic and foreign-based companies.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds held in investments with an original maturity of three months or less.

Marketable Securities

The Company's marketable securities are carried as trading securities at quoted market value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Any changes in the valuation of the portfolio are reflected in the accompanying Statements of Operations as investment income or losses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for precious metals and at standard costs which approximate the first-in, first-out (FIFO), and average cost methods for the balance of the inventories.

Property, Plant and Equipment

Property, plant and equipment, including those obtained under capital leases, are stated at cost and depreciated using the straight-line method over the estimated useful life of the respective assets, as follows:

Buildings and improvements	10-30 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-10 years

When fixed assets are sold or retired the cost and accumulated depreciation are eliminated and the resulting gains or losses are reflected in income.

Tooling Costs

The Company capitalizes costs related to certain tooling items in accordance with EITF 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." The tooling, which amounted to approximately $268,000 as of February 28, 2001, is amortized based on the units-of-production method.

Debt Discounts

Unamortized discounts on subordinated notes payable are being amortized over the term of the notes using the effective interest method.

Revenue

Sales are recognized when title passes to the customer, which is generally when the products are shipped, the price is fixed and determinable, and collectibility is reasonably assured. Investment income (loss) and other income is recognized when earned and based on changes in the fair value of marketable securities and realized gains and losses.

Income Taxes

Income taxes are determined based upon a tax sharing agreement between the Company and Andersen using the estimated effective income tax rate and asset and liability approach. This method gives consideration to the future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

Derivative Transactions

The Company has entered into precious metal forward and futures contracts as hedges against precious metal fluctuations for firm price deliveries within 30 to 90 days. These contracts limit the Company's exposure to both favorable and unfavorable precious metals price fluctuations. For FY01, FY00 and FY99, the Company has qualified for hedge accounting based on criteria set forth in SFAS No. 80, "Accounting for Futures Contracts" and has assessed hedge effectiveness based on the probability that the results of the futures contract will substantially offset the effects of the anticipated transaction. The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", during FY02. See Note 17.

(3) Inventories

Inventories consist of the following (in thousands):
November 30, 2001		February 28, 2001	February 29, 2000
Raw materials	$ 923	$ 3,127	$10,474
Work in process	2,750	5,349	3,929
Finished goods	4,972	6,414	6,029
Metals held on consignment	(3,005)	(1,512)	(7,475)
	5,640	13,378	12,957
LIFO Reserve	(3,682)	(6,764)	(4,938)
	$ 1,958	$ 6,614	$ 8,019

At February 28, 2001 and February 29, 2000, inventories valued at LIFO cost comprised 57% and 67% of total inventories, respectively. At November 30, 2001, inventories valued at LIFO consisted of 754 troy ounces of gold; 0 troy ounces of silver; 1,908 troy ounces of platinum and 2,701 troy ounces of palladium. At February 28, 2001, inventories valued at LIFO consisted of 6,054 troy ounces of gold, 7,150 troy ounces of silver, 2,110 troy ounces of platinum and 8,674 troy ounces of palladium. At February 29, 2000, inventories valued at LIFO consisted of 9,431 troy ounces of gold, 10,197 troy ounces of silver, 3,105 troy ounces of platinum and 8,687 troy ounces of palladium. Such quantities of precious metals exclude precious metals held by The Company subject to leasing arrangements with The Company's primary bank and customer metals held on account. During the nine months ended November 30, 2001, FY01 and FY00, The Company recognized LIFO gains (losses) of approximately $1,300,000, ($75,000) and $1,400,000, respectively, from decreases in certain precious metal LIFO layers.

Decreases in the metals levels since May 31, 2001 have not been determined by management as being permanent in nature. Had such declines been considered permanent in nature, a LIFO liquidation gain of approximately $2,146,000 would have been recorded.

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):
	November 30, 2001	February 28, 2001	February 29, 2000
Land and improvements	$ 401	$ 401	$ 401
Buildings and improvements	5,993	5,986	5,888
Machinery and equipment	12,298	12,017	13,141
Furniture and fixtures	743	743	857
	19,435	19,147	20,287
Less accumulated depreciation and amortization	12,817	11,885	12,329
	$ 6,618	$ 7,262	$ 7,958

Depreciation and amortization of fixed assets was $913,000, $1,316,000, $1,277,000 and $1,205,000 for nine months ended November 30, 2001, FY01, FY00, and FY99, respectively.

At each of February 28, 2001 and February 29, 2000, property, plant and equipment includes $539,000, respectively of machinery and equipment acquired under capital leases, which expire through FY03, with related accumulated amortization of $334,000 and $257,000, respectively.

(5) Short-term Borrowings

The Company has an $8.0 million revolving credit and deferred payment sales agreement with a commercial bank which is secured by substantially all of the Company's assets. At February 28, 2001, the Company had unused availability under this line of $6,114,000. At the Company's election, interest is charged at the bank's prime rate, which was 8.5% and 8.75% at February 28, 2001 and February 29, 2000, respectively, at LIBOR plus 1.75% if the borrowing is fixed for a period of time, or at 1.75% over the bank's precious metals leasing rate if the borrowing is represented by deferred payment purchases of precious metals. A fee of 0.25% is charged on the unused balance of the facility. This agreement expires in December 2002 and includes restrictive covenants that limit the amount of dividends and other cash distributions from the Company to Andersen. The agreement also contains certain financial covenants including a requirement for the Company to maintain a specified amount of stockholder's equity.

(6) Accrued Liabilities

Accrued liabilities consist of the following (in thousands):
	November 30, 2001	February 28, 2001	February 29, 2000
Employee compensation	$498	$ 634	$ 387
Accrued interest	34	138	197
Deferred hedging	-	57	10
Restructuring	-	122	-
Cash overdrafts	355	-	-
Other	156	199	485
	$1,043	$1,150	$1,079

(7) Long-term Debt and Subordinated Notes Payable

Long-term debt and subordinated notes payable consist of the following (in thousands):
	November 30, 2001	February 28, 2001	February 29, 2000
Subordinated note payable due December 2004; secured by a lien on assets; interest at 10.26% payable quarterly	$1,500	$7,500	$7,500
Other	14	105	205
	1,514	7,605	7,705
Less unamortized discounts	12	112	142
	1,502	7,493	7,563
Less current maturities	14	96	100
	$1,488	$7,397	$7,463

During the nine months ended November 30, 2001, the Company voluntarily prepaid $6,000,000 of the subordinated note payable.

At February 28, 2001, the Company was not in compliance with one of the financial covenants of the subordinated note payable. The bank waived the event of noncompliance and modified the same financial covenant for the following three fiscal quarters

In connection with the issuance of the subordinated note payable in FY98, the Company issued warrants to the lender to acquire 34,000 shares of its common stock at an exercise price of $1.00 per share, and warrants to acquire 6,000 shares at an exercise price of $10.00 per share. These warrants are exercisable at any time until December 2007, or six months after an initial public offering. The estimated fair value of these warrants of $205,000 has been recorded as a discount to the face amount of the note which is being amortized over the life of the note. The lender has an option to put these warrants back to the Company at the earlier of December 2002, or the date of an initial public offering of the Company's common stock on terms as defined in the agreement.

Maturities of long-term debt for each of the next five fiscal years and thereafter are as follows as of February 28, 2001 (in thousands):

2002	$ 96
2003	9
2004	-
2005	7,500
$ 7,605

(8) Income Taxes

As described in Note 19, the Company is party to a tax sharing agreement with Andersen, under which all current taxes payable are paid to the taxing authorities by Andersen. Intercompany allocations of income taxes are recorded on the Company's books.

For the nine months ended November 30, 2001, FY01, FY00 and FY99, income tax expense (benefit) consisted of the following (in thousands):
Nine Months Ended November 30, 2001		Year Ended February 28, 2001	Year Ended February 29, 2000	Year ended February 28, 1999

Current	$ 414	$ 33	$ (41)	$ 244
Deferred	(123)	(275)	(307)	(50)

	$ 291	$(242)	$ (348)	$ 194

The principal components of the net deferred tax asset (liability) are as follows (in thousands):
November 30, 2001		February 28, 2001	February 29, 2000
Deferred tax liabilities:
Fixed asset basis differences	$ (367)	$ (446)	$ (452)
Inventory	(784)	(1,148)	(1,634)
Pension	(1,837)	(1,854)	(1,895)
Total deferred tax liabilities	(2,988)	(3,448)	(3,981)
Deferred tax assets:
Pension and post-retirement benefits other than pensions	382	392	396
Federal and State credit carry-forwards	-	29	446
Federal and State net operating loss carry-forwards	-	341	357
Accrued expenses	107	154	98
Other	273	183	461
Total deferred tax assets	762	1,099	1,758

Net deferred tax liabilities	$(2,226)	$(2,349)	$(2,223)

(9) Stock Option Plans

The Company's incentive stock option plans provide for option grants to directors and key employees at prices equal to at least 100% of the stock's fair market value at date of grant. Options generally vest over three years and have a maximum term of ten years. All options granted during FY99 through August 31, 2001 had an exercise price equal to the fair market value as of the date of grant. The per share weighted average fair value of stock options granted during FY01 and FY99 under these plans were $2.82 and $2.91, respectively, using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; risk-free interest rates of 6.0%, expected life of five years; and expected volatility of 33%.

Activity under the Company's plan was as follows:

	Number of	Weighted Average	Range of
Outstanding Options	Shares	Exercise Price	Exercise Prices
Balance February 28, 1998	146,300	$10.10	$10.00 - $10.86
Granted	4,250	$11.47	$11.43 - $11.62
Canceled	(7,750)	$10.25	$10.00 - $10.86

Balance February 28, 1999	142,800	$10.13	$10.00 - $11.62
Exercised	(9,750)	$10.16	$10.00 - $11.43
Canceled	(6,500)	$10.29	$10.00 - $11.43

Balance February 29, 2000	126,550	$10.12	$10.00 - $11.62
Granted	2,000	$11.17	$11.17
Exercised	(21,000)	$10.10	$10.00- $10.86
Canceled	(500)	$10.86	$10.86

Balance as of February 28, 2001	107,050	$10.14	$10.00 - $11.62

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan been determined based on the fair value on the grant date for awards during FY01, FY00 and FY99 consistent with the provisions of SFAS No. 123, the Company's net income (loss) applicable would have adjusted to the pro forma amounts indicated below (amounts in thousands, except per share data):

	2001	2000	1999
(Loss) income applicable to common shareholders:
As reported	$(395)	$(567)	$316
Pro forma	$(400)	$(584)	$261

The Company has reserved 119,250 shares of its common stock for the exercise of stock options, of which 12,200 were available for issuance at February 28, 2001. There presently is no public market for the Company's stock.

(10) Retirement Plans

The Company maintains a noncontributory defined benefit plan and a defined contribution plan, which collectively cover substantially all its full-time employees and those of Andersen Group. The Company defined contribution plan is funded through employee contributions and employer matching contributions. Pension expense for the Company's defined contribution plan totaled $223,000, $208,000, and $189,000, in FY01, FY00 and FY99, respectively

The following table sets forth the changes in benefit obligations, changes in fair value of plan assets, funded status and net amounts recognized in the Balance Sheets for the defined benefit plan (in thousands). Such amounts are reported on a two month lag to coincide with the December 31 fiscal year for the plan.
	February 28, 2001	February 29, 2000	February 28, 1999
Changes in Benefit Obligations
Benefit obligation at beginning of year	$11,001	$11,663	$10,212
Service cost	261	397	240
Interest cost	864	791	781
Experience loss	232	138	842
Distributions	(1,010)	(971)	(2,885)
Effect of curtailment (Note 13)	(178)	-	(64)
Effect of early retirement program settlement	-	-	511
Effect of assumption changes	1,134	(1,017)	2,026
Benefit obligation end of year	12,304	11,001	11,663
Change in Fair Value of Plan Assets
Fair value of plan assets at beginning of year	14,069	14,530	18,087
Actual return on assets	2,265	510	(672)
Benefits paid	(1,010)	(971)	(2,885)
Fair value of plan assets at end of year	15,324	14,069	14,530
Funded status	3,020	3,068	2,867
Unrecognized net actuarial loss	1,886	1,953	2,277
Unrecognized past service cost	(97)	(104)	(111)
Prepaid pension expense	$ 4,809	$ 4,917	$ 5,033

For FY01, FY00 and FY99, the projected benefit obligations and pension (expense) income were determined using the following assumptions:
	2001	2000	1999
Discount rate	7.25%	7.75%	7.00%
Future compensation growth rate	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%

Net pension expense (income) for the Company's funded defined benefit plan for FY01, FY00 and FY99 includes the following components (in thousands):
	2001	2000	1999
Service cost of benefits accrued	$ 261	$ 397	$ 240
Interest cost on projected benefit obligations	864	791	781
Expected return on plan assets	(1,086)	(1,124)	(1,413)
Unrecognized net gain (loss)	69	52	(42)
Effect of early retirement program	-	-	139
Effect of Ultrasonics curtailment	-	-	(73)
Pension expense (income)	$ 108	$ 116	$ (368)

(11) Post-retirement Benefit Obligations

At February 28, 2001 and 2000, the accumulated benefit obligation for its unfunded retiree health care plan was approximately $697,000 and $736,000, respectively and the net unrecognized actuarial gain was approximately $115,000 and $325,000, respectively. The Company's cost for this plan for FY01, FY00, and FY99 was approximately $2,000, $7,000, and $18,000, respectively, including interest and amortization of unrecognized net actuarial gain. Benefit payments made under this plan for FY01, FY00, and FY99 were approximately $41,000, $40,000, and $52,000 respectively. At February 28, 2001, 35 retirees and their spouses were receiving benefits under this plan.

The accumulated benefit obligation was determined using the unit credit method and assumed discount rates of 7.25% at February 28, 2001, February 29, 2000 and February 28, 1999. At February 28, 2001 and February 29, 2000, the accumulated benefit obligation was compiled using assumed health care cost trend rates of 10%, gradually declining to 6% for the remainder of the projected payout period of the benefits.

The estimated effect on the present value of the accumulated benefit obligation at March 1, 2001 of a 1% increase each year in the health care cost trend rate used would result in an estimated increase of approximately $2,000 in the service and interest cost, and approximately $41,000 in the accumulated benefit obligation. A 1% decrease each year in the health care trend rate would result in a decrease of approximately $2,000 in the service and interest costs, and a decrease of approximately $37,000 in the accumulated benefit obligation.

(12) Leases

The Company leases various manufacturing and office facilities and equipment under operating lease agreements expiring through December 2005. Lease expense was $419,000, $392,000, $309,000, and $283,000, for the nine months ended November 30, 2001, FY01, FY00 and FY99, respectively.

Future minimum lease payments under the terms of the leases for each of the next five years, are as follows as of February 28, 2001(in thousands):

Lease Payments
2002	$ 694
2003	594
2004	471
2005	405
2006	204
$2,368

The above amounts include the principal portion of capital lease payments of $96,000 in FY02 and $9,000 in FY03.

(13) Restructuring Costs

In February 2001, the Company announced a restructuring of its operations which involved the reduction of 33 employees from its workforce. The estimated cost of this restructuring which is primarily comprised of severance payments and benefits is $256,000, of which $134,000 was paid prior to February 28, 2001. Such costs do not include a curtailment gain from the Company's defined benefit retirement plan, which did not have an effect as such gains were applied against unrecognized net actuarial losses of the plan. The remaining costs were paid by the end of the second quarter of FY02.

(14) Export Sales and Customer Concentration

Export sales for the nine months ended November 30, 2001 and for FY01, FY00, and FY99 were $5,888,000, $9,552,000, $5,941,000 and $4,303,000, respectively. Such sales were made primarily to customers in Europe and the Pacific Rim.

During the nine months ended November 30, 2001 and FY01, FY00, and FY99 sales to one customer accounted for 12.1%, 14.4%, 17.7%, and 16.1% of net sales, respectively. At November 30, 2001, February 28, 2001 and February 29, 2000 accounts receivable from this customer represented 11.0%, 14.7% and 19.1%, respectively, of net accounts receivable. In addition, sales to one other customer accounted for 13.9% of net sales during FY99.

(15) Estimated Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, short term borrowings, accounts payable and other accrued liabilities are reasonable estimates of their fair value based upon their current maturities.

The carrying values of long-term debt issued by banks and capital lease obligations approximate fair value based on interest rate and repayment terms, and the extent to which the individual debts are secured.

(16) Litigation

The Company is involved in various legal proceedings generally incidental to its business. While the results of any litigation or regulatory issues contain an element of uncertainty, management believes that the outcome of any known, pending or threatened legal proceeding, or all of them combined, will not have a material adverse effect on the Company's financial position or results of operations.

(17) Derivative Transactions

As of February 28, 2001, the Company held contracts to purchase 486 ounces of palladium over the following three months at an average price of $961 per ounce. Losses in these contracts of $47,000 net of tax effects of $27,000, based on quoted futures prices, have been deferred and included within accumulated other comprehensive income.

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be recognized immediately or deferred depending on the use of the derivative, and if the derivative is a qualifying hedge. SFAS No. 133 is effective for the Company for the fiscal year ending February 28, 2002. The Company adopted SFAS No. 133 on March 1, 2001 and accordingly it recorded a cumulative transition adjustment loss of $47,000.

(18) Supplemental Disclosure of Cash Flow Information

The information below supplements the cash flow data presented in the Company's Consolidated Statements of Cash Flows (in thousands):

Nine Months November 30, 2001	FY01	FY00	FY99
Cash paid for:
Interest	$535	$1,470	$1,133	$1,180

(19) Related Party Transactions

The Company records interest expense on its subordinated note payable to Andersen at the annual rate of 8%. The Company receives certain services, such as human resources, legal, corporate, financial and administrative support, from Andersen Group. The Company is charged for these services in accordance with an agreement between the two companies. As a result, the financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a non-affiliated entity.

The payment of the interest and management fees is limited under terms of the Company's loan agreements with its primary bank.

Under terms of a tax sharing agreement between the Company and Andersen, all income taxes payable or receivable relating to the Company's taxable income are recorded on Andersen's books with corresponding intercompany allocations to the Company.